UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

EndoChoice Holdings, Inc.
(Name of Subject Company)

EndoChoice Holdings, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

29272U103
(CUSIP Number of Class of Securities)

James B. Young, Jr.
General Counsel and Corporate Secretary
EndoChoice Holdings, Inc.
11405 Old Roswell Road
Alpharetta, Georgia  30009
(888) 682-3636
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Keith M. Townsend

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia  30309

(404) 572 4600

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of EndoChoice Holdings, Inc., a Delaware corporation (“EndoChoice”), filed with the United States Securities and Exchange Commission (the “SEC”) on October 7, 2016 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Merger Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of EndoChoice’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $8.00 per Share, net to the holder thereof, in cash, without interest thereon (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on October 7, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.                                                ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection entitled “Antitrust Compliance” the disclosure set forth below as a new subsection:

“Expiration of Offer

The Offer and withdrawal rights expired at one minute after 11:59 pm (New York City time) on November 21, 2016. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 24,001,517 Shares were validly tendered into and not properly withdrawn pursuant to the Offer, representing approximately 91.989% of the Shares outstanding as of such time, excluding Shares tendered through Notices of Guaranteed Delivery. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 674,594 Shares that have not yet been tendered, representing approximately 2.585% of the Shares outstanding at such time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer constituted a majority of all outstanding Shares and therefore satisfied the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, Purchaser accepted for payment, in accordance with the terms of the Offer, all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer (including all Shares delivered through Notices of Guaranteed Delivery), and payment for such Shares will be made promptly in accordance with the terms of the Offer.

On November 22, 2016, Parent completed its acquisition of EndoChoice pursuant to the terms of the Merger Agreement. On that date, Purchaser merged with and into EndoChoice in accordance with Section 251(h) of the DGCL, with EndoChoice surviving as a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of EndoChoice, which Shares have been canceled, (ii) that were the subject of, and irrevocably accepted for purchase pursuant to, the Offer, (iii) that at the commencement of the Offer are owned by any wholly-owned subsidiary of EndoChoice, Parent, or any direct or indirect wholly owned subsidiary of Parent (including Purchaser), which Shares have been canceled, and (iv) as to which dissenters rights have been perfected (and not withdrawn) in accordance with applicable law) was converted into the right to receive the Merger Consideration, subject to any withholding taxes required by applicable law.

On November 22, 2016, Parent issued a press release announcing the expiration and successful completion of the Offer and the consummation of the Merger. A copy of the press release issued by Parent is filed as Exhibit (a)(5)(B) to the amendment to the Schedule TO filed with the SEC on November 22, 2016 and is incorporated by reference herein.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(14)           Press Release, dated November 22, 2016 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Parent and Purchaser on November 22, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EndoChoice Holdings, Inc.

	By:	/s/ Mark R. Slicer
		Name:	Mark R. Slicer
		Title:	Vice President and Corporate Controller

Dated: November 22, 2016